SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 __________________

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC. (Name of Subject Company)

CB BANCSHARES, INC. (Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

124785106 (CUSIP Number of Class of Securities) __________________

Dean K. Hirata CB Bancshares, Inc. 201 Merchant Street Honolulu, Hawaii 96813 (808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement) __________________

With copies to:

Fred B. White, III Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES, INC.

December 9, 2003

Contact:	Wayne T. Miyao Senior Vice President, City Bank Corporate Communications Ph: (808) 535-2590 Email: wmiyao@cb-hi.net Website: www.citybankhawaii.com

HUNDREDS TESTIFY IN SUPPORT OF CITY BANK

HONOLULU, December 9, 2003 — The State of Hawaii Division of Financial Institutions (DFI) held a public hearing yesterday in the hostile takeover attempt of CB Bancshares, Inc. (Nasdaq: CBBI) (“CB Bancshares”), the holding company of City Bank by Central Pacific Financial Corporation (CPF). More than 200 individuals submitted testimony in support of City Bank’s continued independence, while less than 20 testified in support of CPF’s proposal. Hawaii state law requires approval of the application by the Division of Financial Institutions.

The extremely high number of hearing participants required the addition of an extra day to the proceedings. The hearing, which ran from 9:30 a.m. to 4:30 p.m. on Monday, December 8, 2003, will continue for a half day on Tuesday, December 9, 2003. The hearing is being held in the auditorium of the State Capitol building with DFI Commissioner Dominic Griffin presiding.

Ronald K. Migita, President and Chief Executive Officer of CB Bancshares, Inc, said, “We are deeply gratified by the strong showing of support we are receiving from people across the State of Hawaii who recognize the importance of our survival as an independent bank. Many of the individuals who testified yesterday and will testify today took time off from work and traveled from other islands to ensure that their voices would be heard. We are pleased that DFI has given the citizens of Hawaii a forum to share their views and experiences so that it may better understand the many concerns our neighbors have about the negative impact of CPF’s proposal on their businesses, their livelihoods and the quality of life in their communities.”

Among the more than 150 City Bank customers and employees, members of local business, and labor organizations who spoke out against CPF’s hostile takeover proposal on the first day of testimony, many expressed the concern that a combination of CPF and City Bank would likely result in less competition and fewer choices in an already under-banked state. Several of the individuals who testified also pointed to the negative impact they believed such a combination would have on individuals, small business customers and communities throughout Hawaii. Many also shared their personal experiences about why they had chosen to do business with the City Bank family and no longer banked at CPF.

Excerpts of testimony from City Bank supporters are included below. The testimony is in addition to approximately 500 letters of support for City Bank also on file with the DFI.

“I would like to add my voice to the many members of the Filipino community and the community at large who are opposed to Central Pacific Financial’s hostile takeover attempt of City Bank. I understand there are over 14,000 Filipino customers at City Bank. The loss of competition to the business community, the closing of branches in some of the island communities, the dislocation of customers, many of whom are elderly and layoffs of hundreds of employees are just the beginning.” Eddie Flores, small businessman and leader in the Filipino community

“City Bank is like the old mom and pop stores; they treat you like you are a part of the family. In Hawaii yes, we have other financial institutions but you don’t get the same quality of treatment and service. In the business world companies come and go, then you get the ones that have worked so hard to become successful and then, here comes another company that has the same type of business and because they feel that they are bigger they have the right to just steal your company from you. We as human beings should never lose our integrity and compassion. There is a saying among the business world that it’s not personal, it’s business. Well, in this case it is personal. It will affect all of us in Hawaii. We just draw the line somewhere and I hope and pray that all of you will find it in your hearts to stop this hostile takeover.” Renate Kawakami, customer

“In addition to the negative effects of a hostile takeover such as reduced competition, branch closings, elimination of jobs, and an overall negative impact on Hawaii’s economy, I’d like to focus on Central Pacific Bank’s strategy of using a hostile takeover as their means of achieving their corporate goals. I am appalled that a bank, which was started by a group of Japanese Americans in the ‘50s to help the underdogs, has now become a mainland-type corporate raider.

Friendly mergers are a challenge even when both sides agree to merge. Hostile takeovers therefore take an unreasonable toll on the financial resources of both banks and disrupt the lives of the employees of the bank that is taken over.

I strongly recommend that you deny Central Pacific Bank’s request for a hostile takeover and tell them that if they can’t do a friendly merger, to back off.

In conclusion, I will end my 44-year association with Central Pacific Bank by closing all of my accounts with them. I do this with some regret because I like the employees I deal with. It seems to me that Central Pacific’s Board seems to have lost sight of the goals of its founders and has become a bank without a heart and with no aloha.” Edward Hirata, a 44-year customer of Central Pacific Bank

“Why do we do business with City Bank? Simply, it is a local community bank that is interested in our business. They are service oriented. They provide us a choice. They compete for small to medium sized business relationships and offer a level of attention that in our experience is superior to that from other medium and large banks here in Hawaii.

“One of the biggest problems we experience in doing business in Hawaii is lack of competition. There are too few choices for purchase decisions here, resulting in poor service and high prices. Bank competition provides a great benefit to the State, because it provides a bigger choice of financial services. These services are essential to the success of the small and growing businesses that create the most new jobs. P. Michael Watson, President, Dream Cruise

“In speaking on behalf of our staff and owners, we strongly believe that a merger with Central Pacific Bank will be detrimental to the business climate, will promote an environment that is conducive for a monopoly will increase prices and costs, and provide a reduction in services and customer service.

Over a year ago, I made the decision to move all of our company’s financial dealings from CPB to City Bank because of shoddy treatment and extremely poor customer service. City Bank and its employees welcomed us as no other institution ever has; we are always treated with respect, graciousness and aloha.

Essentially, we feel as though we were adopted into the City Bank family and made to feel so very welcome and appreciated. We have found a home, and it would be a large disappointment to have to pull up our roots and move to yet another institution.” Jon Miyabuchi, President and CEO, Inc.

“I have had previous experiences with other financial institutions that did not display anything close to the service that I have experienced with City Bank. I beg you to prevent a company like Central Pacific Bank to take over this great institution.” Michael Nakayama, customer

“City Bank has provided financial services as an independent bank for 44 years to the community and it has caused many innovations and opportunities for the community to benefit directly and indirectly. There is the need of competitiveness in banking and thereby create more opportunities within our community by having greater financial resources available. Job losses from a merger where our economy is turning around is not something that the government should foster.” Hiroshi Sakai, Founding Shareholder, CB Bancshares

“I want to add my name to the list of citizens who are against the efforts of CPB to acquire controlling interest of City Bank. I believe that life is more than about making a profit. It’s about taking care of one another. For a bank that means creating a positive environment for its employees and serving the financial needs of its customers – all of its customers, not just those who are the most wealthy.” Herman Aizawa, PhD

“Local Hawaii shareholders – over 80 percent of them – voted to oppose the merger. I hope that the State will not take the position of helping a company force out another company under the guise of this so-called “merger.” Rose Cruz Churma, business customer

“Please be advised that I am opposed to Central Pacific Bank’s hostile takeover of City Bank. If such acquisition had been limited to a friendly takeover, I feel that a good number of City Bank clients would have shown a willingness to become a part of CPB. However, because of the hostile nature of the transaction and CPB’s own actions, there now appears to be a growing animosity on the part of City Bank clientele towards CPB.

The advisors of CPB probably assumed a high level of client retention due to similarities in size, market and product offerings of the two institutions. Please be aware that such retention levels may no longer be realistic, given the now widespread, negative sentiment directed towards CPB by City Bank clientele as witnessed by the flood of letters to your office.” Austin Imamura, Special Project Consultant, City Bank

“Please do not allow Central Pacific Bank take over City Bank. I am very satisfied with City Bank’s locations and services. If the two banks merge than locations will close, employees would more than likely lose their jobs causing the economy to weaken further. With one less bank there would be less competition resulting in unfavorable business atmosphere for the general public.” Min Sung Yang

“If CPB takes control of City Bank my branch would be one of ten branches that would close. My customers would have to look elsewhere for their banking services. They tell me that they will not patronize CPB under any circumstances. They actually say that they “hate that bank” because of past experiences with them. They are very upset about the prospect of losing their branch and I’m concerned about where they would go.” Theresa Idowu, City Bank employee

“The arrogance displayed by Central Pacific Bank’s Chief Executive Officer further supports my decision that CPB would not be the bank for my businesses or me. I have yet to see or experience any major contribution that CPB has made to our community through charities or non-profit organizations or even through the Community Reinvestment Act.” Lloyd Sodetani, customer

“If CPB is successful in its takeover bid, our customers tell us they will go elsewhere. They will also be angry because their banking choices will be more limited, and they’re already limited on Maui.” Pat Matsumoto, Business Relationship Officer, Maui Branch

“I am quite confident that my needs will not be met should Central Pacific Bank be allowed to proceed with their hostile merger. After all, if Central Pacific Bank had the problems and service that I needed, I would have chosen them over City Bank those many years ago.” Scott Loomer, Owner/President, Truss Systems Hawaii, Inc.

“I have been a customer and an employee of City Bank since May of 1990. I emigrated from the Philippines in February 1990 and immediately pursued employment in Honolulu. Despite having 4 years of prior banking experience and a 4-year college degree, City Bank was the only company that offered me employment at that time here in Honolulu. I was hired as a teller in May of 1990 and today I am the Branch Manager of the City Bank Waipahu Branch. I am grateful to City Bank for giving me the opportunity for employment and for allowing me the ability to grow within the company structure. I am only one of countless examples that City Bank has helped in their role as a locally based business here in Hawaii.” Cecil Fernandez

“I know that businesses expand and sometimes in the process companies dissolve. In many instances it is for the betterment of those involved. In this case, however, I know it is not. All of the customers I serve have expressed feelings of anger and shock at the possibility of a hostile take-over. They feel that their freedom of choice is being taken away. They choose to bank with us and are happy with our service, to take that away is forcing them to bank with someone they did not choose.” Valerie Kubota, City Bank employee

“We would like you to know that we support the City Bank position of opposing the merger with Central Pacific Bank. We do not want to see Central Pacific Bank and City Bank merge and become a big bank. We do not think our company’s best interests will be served with a merger like this. Late in 1997, City Bank rescued our company by taking over our accounts and refinancing all of our loans. At that time, neither of the state’s two largest banks could help us, even though we had a 40+ year working relationship with both of them. City Bank stepped up to the plate and provided us with the banking services we needed at the time we needed help. I can honestly say today that we may not have celebrated our 50th anniversary of doing business in Hawaii if not for City Bank.” Guy Kamitaki, Controller of Ben Franklin Crafts and Ace Hardware Hawaii

“The aggressive overture of Central Pacific Bank to take over City Bank is alarming. The close professional relationship that has developed between City Bank and Alakai Mechanical Corporation over the years is very meaningful to us. City Bank knows us and we know City Bank. The mutual trust and confidence that has been established is not transferable. Hence, should the takeover succeed, we would seek other alternatives.” Clark Morgan, President and CEO, Alakai Mechanical Corporation

“This letter is regarding the merger of City Bank and Central Pacific Bank. After having been a customer at both banks, I have since transferred all my funds to City Bank. I feel that merging the two banks will not benefit me as a customer, or as a business owner. This will also have an impact on our economy because of the many people that will be unemployed as a result of department duplication and branch closings. In fact, this merger won’t benefit anybody, except the few CPB shareholders that will profit. Please do what you can to ensure that this merger doesn’t happen.” Alma Caberto, Community Mortgage Services, LLC

“No company, or person or employee should be forced into a merger or agreement which is not mutually agreed upon. I believe that if the City Bank people wanted to merge with Central Pacific Bank, they would. Clearly, the monetary inducement is not enough to force City Bank to overlook the fall out which any merger, even a friendly one, causes. There is no argument that a merger between City Bank and Central Pacific would result in reduced competition, branch closings, elimination of jobs, and have a negative impact on our somewhat fragile Hawaiian economy. The fact that it’s a hostile takeover makes it even worse.” Myrna Murdoch

“By this feeble and flimsy hostile attempt by CPB and the way it’s being handled by their management… It can’t be helped that they are portraying themselves indifferently among the local community. As I mentioned earlier I have been a customer of City Bank for more than 20 years. If this merger goes through, I will be one of many who will not be part of the “new” bank. Marc Shimamoto, President, Travel Ways

“In effect, the attempt by CPB is to stifle competition and reduce services. The merger by CPB if there is an approval, smacks into and is contrary to the principle of free enterprise, a foundation upon which the American economy has been built. On this theory alone, the State regulators should disapprove the merger.” Meyer Ueoka, attorney, Founding Shareholder

“As a former Central Pacific Bank customer I would like to let you know that I oppose the merger with CPB. We were a customer of CPB for more than 30 years, but when we needed help they were not there for us. We’ve been a customer of City Bank for only 10 months and have gotten more financial help from them then we’ve had from CPB. The staff and management go beyond the call of duty in helping us. We will not stay with CPB if the merger goes through.” Lee Takamiya, President, Maui Beverage & Supplies Ltd.

“As a new customer to City Bank I would like to say that I am opposed to the CPB-City Bank merger. The staff and management are the most friendly and helpful people in the world. My brother and father have also moved their account to City Bank because I told them how wonderful the service at City Bank is. But if the merger goes through we will be moving all of our accounts to another bank.” Coleen Nakahara

“This is to inform you that I am definitely against a merger with Central Pacific Bank. I have had services and advice from City Bank equal to none. The management and staff are all friendly and like family. I can personally vouch for this, as I am a past customer of Central Pacific Bank. If this merger goes through I will look for another financial establishment to do business with.” Betty Takamiya

“The Hawaii Government Employees Association strongly opposes Central Pacific Bank’s hostile takeover attempt of City Bank. Competition is good for consumers including our 42,129 members and their families. If we lose one of Hawaii’s major banks, consumers throughout Hawaii will suffer from fewer branches, higher fees for banking services and fewer product choices.”

Russell Okata, Executive Director, HGEA/AFSCME Local 152

“For fifteen years I have been a customer of City Bank, first as Senior Vice President at Alert Alarm, Inc., and for the last eight years as owner and operator of O’Keefe & Sons, Bread Bakers. During that time I have had a better working relationship with City Bank than with any other bank in Hawaii.” James M. O’Keefe

“Hilo needs City Bank. We are a small business based community. Large banks put small businesses on the back burner, whereas City Bank caters to them. If City Bank is forced to merge with CPB, there will be fewer banking institutions to choose from and fewer choices in baking services.” Craig Camello, Branch Manager

“I believe that allowing a merger, such as this, could create a situation where in the new combined entity itself becomes a candidate for a takeover. The two banks, operating as they do now are unappetizing to foreign or mainland companies, they are not yet a “tasty treat”. This new bigger bank would be much more desirable to those two interests. I do not know, but just perhaps, this is their plan? I believe, as should you, that the government that governs less governs best. To move now proactively to end a successful institution that has served Hawaii for more years than we can remember is, to me, a sacrilege.” Robert Joerger Yeager, Aloha International Employment, Inc.

“City Bank employees always greet you with a smile and kind words. A takeover of City Bank is not right – it should be as it is. Merging is not the solution. To me, City Bank is a large enough firm. Where do you have a President of a Bank return your call and hear me out and solve a problem?” Cecilia Napihaa, customer

“I see no legitimate reason for Central Pacific Bank to buy City Bank other than to enrich a few stockholders. We need competition in this level of banking where services are needed on a personal basis. We need to protect the jobs of several hundred employees of City Bank and other allied services. We need a bank that is locally owned and locally adopted where your profit stays in Hawaii not repatriated to other states or countries.” Perfecto Cortez, CPA

“Our entire economy is based upon competition. This is the backbone to our economic system. Competition demands that we continually evolve to meet the ever-changing needs of the consumer or be left behind. City Bank has changed dramatically over the past few years. City Bank has experienced large growth in both deposits and loans over the past few years. Market share has risen slowly but still on a very positive note. This is all due to the being competitive and being able to adapt to the elusive and ever changing needs and desires of the consumer. Let the marketplace dictate whether City Bank survives. People need to be able to choose from an array of goods and services. Choices should not be limited.” Kent Ma, employee

“I am very troubled by the recent news that CPB is attempting a hostile takeover of City Bank. Hostile takeovers don’t happen in Hawaii. We’re supposed to be the aloha state! I bank at City Bank because they’re small.” Eric Kato, customer

“As a long-time resident of the State of Hawaii, I have seen the impact of bank mergers and acquisitions. Most have not been beneficial for the community and the people of Hawaii. Larger banks have not meant increased competition producing better services and prices for consumers. Most have removed money and business from the State and cost people their jobs. Bank of America failed in this community. First Hawaiian Bank is now owned by a European corporation. Larger banks have means higher consumer fees and these consumer fees continue to rise while competition has waned.” Kathleen Akimoto

“We are both long-time employees of City Bank. We have 27 years and 23 years between us, currently working as an Administrative Assistant and a Loan Collector. This hostile takeover of City Bank is not good. Both banks are doing well and City Bank is growing and being profitable. We are not broken, we do not need to be fixed.” Raynette and James Fong, employees

“I won’t bank with CPB because I don’t think they care about little customers like me. They’re too big. They only care about making money. The employees at the Bethel branch of City Bank know me. I don’t have to worry that they’ll forget to do something I asked them to do, or charge me for a service I didn’t want. They’re honest and kind. I also don’t want to see City Bank employees lose their jobs. They don’t deserve that. I would be very happy if you would stop CPB from taking over City Bank. My friends feel the same way about this too.” Jacinto Arata, customer

“This is Hawaii, where we operate under a different code of ethics. Here, businesses compete on a friendly basis, without trying to hurt one another. Competition is good for the consumer and healthy for the business environment in Hawaii. A hostile takeover such as this goes against the aloha we share for one another, and would create an uneasy feeling in the community. We should be working to improve the business climate, not destroy it!” Helen Kwok, employee

“During my tenure at City Bank, I have been offered two positions from two other financial institutions. Both offered significantly more money and a higher-level position. One from a large bank here in Hawaii. I turned both offers down for the simple reason that they could not offer me something that is more important than money. Working for a company you believe in makes a difference in the lives of its’ employees and the community.” Paul Kim, employee and customer

“When I enter City Bank everyone there knows my name and treats me very special. If CPB is stupid enough to force a hostile takeover, I will close my 3 accounts. I will not go back to CPB. I have no desire to do business with CPB.” Charles Wheatley, customer

“The one nice thing of the hostile takeover has been the public support against it. After sign waving in Kaimuki earlier this year, my husband and I were walking back to our car wearing the teal City Bank t-shirts. Two strangers stopped us and said they were so glad we were doing everything to stop the hostile takeover and they hope we win. I later saw them as I was driving off and they waved. I felt so proud that I worked for a bank that has such a good reputation with customers and the community. That is something that does not just carry over in a merger, but takes years of hard work to build up and cannot be transferred or duplicated.” Linda Lau, employee

“The Central Pacific application is not ‘an application for a merger of two banks’. It is a hostile attempt to takeover and to eliminate another bank which offers competitive services to the community.” Robert Ip, employee

“Talking about the importance of a financial institution and the health and economic readiness of an individual or a business is not about loyalty but about trust. My stand with this bank is because we trust the organization and its people. Please enable City Bank to remain standing separately rather than being merged with an unknown quantity.” David Yamamoto, customer

“I used to work for CPB. During the time I was there I thought it was an excellent bank. Since then the management has changed. I have heard from many of my former co-workers still working at CPB that the new management isn’t nearly as sensitive to the needs of employees and customers. The personal care that customers used to enjoy has been replaced by depersonalization and automation. Both customers and employees notice this difference and are very unhappy about it.” Lynette Lee

“I’ve seen these takeovers happen on the mainland, where today there are pathetically few banks from which to choose. It should come as no surprise that quality is now suffering, while at the same time banking fees are going up. Competition is as important in the banking industry as it is throughout our economy.” Vanessa Ferrell, customer

“In your office, you have an application submitted by Central Pacific pending a decision. To simplify, it is an application to eliminate competition. As stated earlier, competition, competition provides the consumers with the best choices. The shareholders and employees of CB Bancshares, Inc. have spoken and Central Pacific has ignored those voices. With your assistance, the public now has the opportunity to speak. Please hear our voices that strongly believe that this particular merger is not in the best interest of the consumer.” Hope Chang

“I have been with Central Pacific before but closed my accounts because I prefer City Bank. In other words, I have already tried Central Pacific and don’t like it.” Patrick Yonemura

“I have been a student of business and finance for many years – I am both an accountant and a licensed NASD member. I have never been aware of any hostile takeover benefiting the consumer public. Please exercise your fiduciary responsibility to protect the general public of Hawaii and particularly the customers of City Bank by not even considering approval of a hostile takeover.” Marilyn Hiliau, customer

“Part of my job is to listen and respond to customer concerns throughout the City Bank system. Ever since CPB’s efforts to take hostile control of our bank hit the news, City Bank Customers have expressed their feelings of disapproval. Looking at the comments I’ve received, nobody wants the merger to happen. I haven’t received one comment in favor of it.” Carol Murakami, Quality Service Officer

“This proposed merger places too much emphasis on shareholder value at the expense of employees, customers and the people of Hawaii. The merger will result in a substantial reduction in the current workforce of the two institutions. The combined bank will be very similar to Hawaii’s current three largest banks and will leave no mid-size banks. We do not see the benefit for Hawaii if its people are put out of work and customers have less banking options, almost none in the mid-size market. We do not think it is right to allow a select group of shareholders to benefit at the expense of employees, customers and the people of Hawaii.” Glenn Nohara, President, Koga Engineering & Construction, Inc.

“Prior to moving to City Bank I was with Central Pacific Bank. I did not receive the spirit of Aloha whenever I walked in, and to me that is very important because we live in the land of Aloha and what makes us different? ALOHA! I like my bank and I believe these people are doing a fine job in our community and the spirit of Aloha is alive and well here. Please leave my bank alone. Reverend Joseph Kalahiki Jr., Pastor, Ola Loa Christian Ministries

“I believe that allowing the hostile takeover Central Pacific Bank has waged over City Bank will be potentially detrimental to the consumer as well as have a negative social impact in the future here in the State of Hawaii. We the consumer will be put in a situation similar to the monopolies that are enjoyed in unregulated third world countries. The small community friendly financial institution will be a service and choice of the past here in Hawaii.

Hawaii should learn from the recent and past issues concerning fuel prices here. With limited choices to the consumer, Hawaii fuel refineries have enjoyed their monopoly of fuel distribution and that is why Hawaii can boast to have the highest fuel prices in the nation.” Brian Fernandez, customer

“I am the Customer Service Manager for the Kaneohe Branch of City Bank, and have worked hard to get where I am today in my banking career – and am working on being a Trainer in the future, with the great Career Pathing Program we have. Daily I worry, if this merger takes place, will I have a job, will I have to start over again, who will help me take care of my 3 kids, the car payment, the mortgage… all of these things way heavy on my mind, as I also have my staff to think about.” Ann Marie Gomes, employee

“I am opposed to the merger between CPF and City Bank. I believe in competition. It gives individuals like me an option and choice for better rates and customer services. Hawaii already has a stagnant economy. Why promote unemployment?” Albert Marquez, customer

“As a small business owner, I am against this merger as it will eliminate competition among local banks and will raise the fees small businesses will have to pay to survive in this already costly business environment.

“City Bank and its employees gave me as a small businessman a chance to own my business when a larger bank refused to give us a loan and throughout the years they have stood by me. Without their faith in me my company would not have existed and with this merger all small businesses will pay the price of larger banks taking control with higher fees.” Sidney Lee, Owner and President, Hawaii Island Glass, Inc.

“To me, it’s way out of line. In spite of the fact that several thousands of CB customers and community members already expressed their concern that they too are not in favor of the takeover, still CPB has not given up. Several months ago, the public gave an overwhelming NO to this merger. Now CPB wants a governing agency of the State of Hawaii to take part in this hostile takeover attempt. What will come next? Will CPB involve the government bodies and legislature in this attempt? It is bad public policy for the State to be aiding and abetting one business to force out another company. This doesn’t look like a merger — it looks more like a takeover and elimination of a company.” Nestor Muyot, customer

“I believe that the friendly, individual service will cease if this merger is compelled by the government – branches will close and the bank personnel that is personally familiar with me and my banking needs will be laid off to save money and to pay for the merger and tender offer for CB shares, and replaced by existing CPB personnel who are unfamiliar with me and my banking needs. Furthermore, it is unfair to compel CB shareholders to accept payment of a tender that is comprised of CPB stocks as well as cash – especially since a majority of the stockholders rejected that offer.” Charles Khim, Attorney

“I am troubled by the impending merger of City Bank and Central Pacific Bank. I do not believe it is in the best interest of clients like me who have opted to deal with City Bank for what City Bank has to offer Hawaii and small business owners. There are enough large financial institutions in this state that don’t have any regard for us small guys.

Clint Arnoldus is looking to make a mark in Hawaii and is not concerned about the customers that City Bank currently services. His goal, like many newcomers to the state, is to make dramatic changes to some of the best things about Hawaii. I will not deal with an institution run by ignorance and lack of concern for the people of Hawaii and small business in general.” Miles Harada, Owner, DMM Enterprises

“I am not a member of Central Pacific or City Bank. So why am I writing to you? I believe it is bad for all business when the State government helps one business takeover and basically wipes out another company. That is what the State will be doing if it approves Central Pacific’s application.” Noel Calixto

“I am writing to support City Bank in its determination to resist Central Pacific Bank’s hostile take over application. All of my business is at City Bank and will continue to be as long as it remains independent. However, I can assure you that if CPB is successful in its bid to gain control of my bank, I will immediately move my business elsewhere.” David E. Thompson, owner, real estate title company

“My husband and I STRONGLY oppose the hostile takeover attempts by the ravenous Central Pacific Financial Corp. of CB Bancshares, Inc. Corporate greed and bottom-line thinking has got to have a limit, and I believe that the ‘buck’ should stop here. I say “NO!” to CPB and “Hallelujah!” to City Bank!” Edward and Ginai Curti, Ekolu Electric

“In view of the recent history of business in Hawaii, this state should be fostering competition by allowing healthy, locally-owned and run businesses to grow and prosper. We need locally-owned and run banks – not bank. This has become especially pertinent in light of the fact that Hawaii’s two largest financial institutions are no longer locally-owned. Locally run banks are closer to the community and can more readily respond to the needs of its members and customers. In order for small business in Hawaii to thrive, we need a bank which caters to our needs. We also need to have choices. Without competition, there is no choice and no need for the banks to tailor their policies for a specific area of the community. Let’s face it – small business is the backbone of our economy.” Curtis K. S. Won, Attorney

“It is important for small businesses to have as many lenders as possible because it often takes several attempts before a small business or start up company is able to find a lender who is willing to take a chance and make a loan to it. There are already a very small number of institutions that engage in small business lending in Hawaii, and I believe it is not in the State’s interest to reduce that number. In my opinion, the proposed takeover of City Bank would damage Hawaii’s small businesses climate by eliminating an important choice that is presently available.

“In contrast to the harm that could occur if the merger takes place, I see little harm occurring to anyone if your Department rejects this proposal. The customers of the two banks will continue to enjoy all of the branches and services they enjoy now; the State’s economy will continue to have two active banks in town catering to small business; and the shareholders of both banks will continue to enjoy the benefits of ownership of two successful banks that are both posting strong financial results.” Everett Kaneshige, President, Hand e Corp

“Please be informed that I am opposed to CPB’s offer because the people who manage City Bank have said “NO” to the offer and to me, that should have been enough. The fact that the people who manage CPB have refused to accept a “NO” answer tells me that the managers of City Bank must be doing something better than what CPB is either capable of doing or is unwilling to do themselves. The State should make an investigation into how much money the “managers” of CPB have spent, and are spending, just to change a “NO” into a “yes”. Something is “fishy” and not right for anybody, especially “bank managers”, who have a fiduciary duty and obligation to spend other people’s money in a prudent and reasonable manner, to spend money the way they are doing, and, as a result, forcing the managers of City Bank to say “NO” a thousand different ways.” William Koomealani Amona, Attorney

“I owe the success of my business to City Bank. They worked with my husband and me when we began our commercial janitorial business by giving us the contract to clean for them. When my husband died two years ago, they supported me during that difficult time while I took over the business. Today, we clean eight City Bank branches and provide other cleaning services for them. City Bank doesn’t just say they support small businesses. They really do! They are first-class people and a first-class bank. Please don’t let CPB take them over. Thank you for your time.” Sandra Peralta, Maintenance Specialists, Inc.

“I have been a City Bank customer since 1987 and am very content with the services provided to me. I am writing this letter to inform you that I am totally against the HOSTILE takeover attempted by Central Pacific Bank. There has NEVER been a hostile take over in Hawaii, and I feel, now is not a good time to allow one. This state is too small. Just the fact that the takeover is “hostile” will hurt both banks. City Bank customers, who do not want the takeover, would probably switch to another bank. If the takeover is successful, I would switch my accounts to another bank because the hostile aspect would leave a bad impression of CPB.” Suzy Watanabe, customer

“Your decision will set the precedence – do we want big bully tactics to be the norm in Hawaii? You have the power to help Hawaii thrive. I respectfully ask that you deny CPB’s application and send a clear message to the people of Hawaii that they are more important than some bottom line to a few investors.” Julie M. Ihara, employee

“The ILWU Local 142 opposes Central Pacific Financial Corporation’s takeover of CB Bancshares, Inc. We have 22,000 members working on six islands in many different industries and occupations, and are very representative of the Hawaii community. Also, the ILWU Local 142 utilizes both City Bank and Central Pacific Bank, as well as other financial institutions as depositories for our general funds. Funds are moved between institutions depending on the competitive rates offered. We believe that the takeover of City Bank by Central Pacific Bank will reduce competition and service with the proposed closing of some ten branches. Also, there will be a layoff of some 200 workers with the multiplier effect of 1.5 times more jobs loss in the community, as well as a loss of $16.5 million to the economy. A hostile takeover is clearly not in the best interest of the employees, the clients or the community.” Eusebio Lapenia, ILWU

“City Bank fills a niche that larger banks either are unable or unwilling to fill. In these circumstances, bigger is not better. If CPB is allowed to acquire City Bank, CPB would become nothing more than another large bank and I doubt that I would be interested in maintaining my accounts at CPB.” Edwin Ebisui, Jr., Attorney

“As a consumer, I resent being forced to change banks. If I wanted to bank at CPB, I would have done so. I’ve gone to their bank and found that their customer service doesn’t appeal to me. It’s not as people oriented as City Bank. I don’t feel the same aloha. Mom and pop stores are dying and being replaced by WalMart and other megastores. These stores cannot replace the personal service that a small store offers. The same is true of banks. A small bank like City Bank offers the kind of service that a larger bank cannot. It would be a shame to see them go.” Maryrose McClelland, customer

“As far as City Bank’s value is concerned, there’s no comparison. We did our homework on this. We researched all the banks’ fee structures and discovered that City Bank was the only bank that didn’t charge you an arm and a leg for the smallest thing. Their totally free checking is a blessing. They don’t charge fees for doing below a minimum balance, or for writing too many checks. Fees like these add up and don’t provide the customer with any benefit. The only ones that benefit are the banks. I am dead set against the hostile takeover bid by CPB. It would make customers do business with banks we don’t like. To be forced into this by CPB shows me what they’re really about. I hope that I’ll be able to remain in a bank that treats you like family. To me that’s City Bank and only City Bank. Thank you.” Angel Casamina, small business owner

“It is not right for CPB to insist on buying City Bank. City Bank is not for sale. If they want to be bigger they should buy a big bank, but to insist on buying a bank that isn’t for sale isn’t right. It’s not the way Hawaii does business.” Joe Lazo

“We strongly oppose the unsolicited merger proposal from Central Pacific Bank to City Bank shareholders. As a locally-owned company which has been operating in Hawaii for over 53 years, we feel it is in our best interest and the community’s to express our concerns on how a merger will impact our fragile economy in Hawaii. Competition is good for business. It spurs innovation and without it, much of the benefits and consumer friendly services which are a hallmark of city Bank’s commitment to the community will be lost.” Stacy Sakata, President, Hawaii Stationary Co. Ltd.

“Having more banks create competition. Competition makes all of us, people and businesses, stronger and to do better. The more choices of banks lead to the spirit of free trade and democracy of this country we live in.” Yoshie Feaster, Queen’s Realty

“Combining the two banks in what is nothing less than a hostile takeover situation is not how we do business in Hawaii. There are multiple mainland banks that have attempted hostile takeovers with very, very limited success. We do not need to add to the list of failed hostile takeovers. Companies should merge with agreement on what is best for each entity, each customer, each employee and the community. Because one company says it knows it is right, does not make it right.” Lynn P. McCrory, President, Pahio Resorts

“If City Bank closes I will have to draw my money out because I will not do business with a greedy company. I am an 86 year-old woman. Do you think it is right for a women like me to have to find a new bank to help me? I know that Central Pacific Bank wants to take over City Bank so there will be less competition. That might be good for them, but it isn’t good for their customers. Competition is good for everybody.” Ruby Yuen, customer

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This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

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This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward- looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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